Exhibit 99.15

AMENDMENT NO. 1 TO
MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Amendment No. 1 (this “Amendment”) to Membership Interest Purchase Agreement (the “Agreement”) is dated as of December 16, 2020 (this “Amendment”), between Waterton Nevada Splitter, LLC, a Nevada limited liability company (“Waterton Splitter”), Waterton Nevada Splitter II, LLC, a Nevada limited liability company (“Waterton Splitter II”, and together with Waterton Splitter II, the “Sellers”), Premier Gold Mines USA, Inc., a Delaware corporation (“Purchaser”), i-80 Gold Corp., a corporation existing under the laws of the Province of British Columbia (“SpinCo”), and Premier Gold Mines Limited, a corporation existing under the laws of the Province of Ontario (“Premier”);

WHEREAS the Sellers wish to sell to the Purchaser and the Purchaser wishes to purchase from the Sellers all of the Sellers’ respective membership interests of Osgood Mining Company, LLC, a Nevada limited liability company, on the terms and conditions set forth in the Agreement among Sellers, Purchaser and Premier;

AND WHEREAS Premier and Equinox Gold Corp. have entered into an arrangement agreement (as amended from time to time, the “Arrangement Agreement”) concurrently with the entering into of this Amendment and propose to consummate an arrangement as set forth in the plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario) (as amended in accordance with the terms of the Arrangement Agreement, the “Plan of Arrangement”) attached as a schedule to the Arrangement Agreement;

AND WHEREAS the Plan of Arrangement shall implement both the Spin-Out Transaction and the Change of Control Transaction (as defined herein);

AND WHEREAS in furtherance of the foregoing, Premier has determined, and Sellers have agreed, to modify the Spin-Out structure such that (i) the spun-out entity will be SpinCo, a newly-formed Ontario corporation, in lieu of Purchaser, (ii) that SpinCo common shares will be listed on the TSX or the TSX-V, and (iii) the Spin-Out will be completed immediately prior to the Change of Control Transaction;

AND WHEREAS the parties hereto desire to amend the Agreement to: (i) extend the Outside Date to April 15, 2021, (ii) increase the Termination Fee from $1.5 million to $2.25 million, (iii) make revisions to the Agreement to reflect the revised structure of the Spin-Out, including adding SpinCo as a party to the Agreement, and to make certain other changes as described herein, and (iv) provide for cash deposits with Sellers to be applied against the Purchase Price in the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

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1.1	Defined Terms

Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Agreement. Whenever used herein, the following terms, when capitalized, shall have the following meanings:

“Amendment” means this Amendment No. 1 to the Membership Interest Purchase Agreement;

“Change of Control Transaction” means the acquisition of all of the issued and outstanding common shares of Premier by Equinox Gold Corp. pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement;

“Offering Price” means the Canadian dollar price at which the SpinCo Shares are offered in a capital raising transaction pursuant to a public offering or Private Placement, subject to applicable hold periods and transfer restrictions, of SpinCo Shares to occur concurrently with the Spin-Out;

“Outside Date” means April 15, 2021;

“Plan of Arrangement” has the meaning set out in the recitals to this Amendment;

“Premier Shareholders Meeting” means the special meeting of shareholders of Premier, including any adjournment or postponement of such special meeting, to consider and, if deemed advisable, approve, inter alia, the Plan of Arrangement;

“Purchaser Parties” means, collectively, the Purchaser, SpinCo and Premier;

“SpinCo” means i-80 Gold Corp., a newly formed, wholly-owned subsidiary of Premier;

“SpinCo Shares” means the common shares of SpinCo following completion of the Spin-Out and whose common shares will be listed on the TSX or the TSX-V;

“Spin-Out” means the potential transaction whereby Premier transfers Purchaser to SpinCo, and then spins off SpinCo by distributing all or a substantial portion of SpinCo’s stock to Premier’s shareholders pursuant to a statutory plan of arrangement under Section 182 of the Business Corporation Act (Ontario) and Section 3(a)(10) of the U.S. Securities Act, and the listing of SpinCo’s common shares on the TSX or the TSX-V;

“Transfer Agent” means the transfer agent of SpinCo with respect to the SpinCo Shares, and any successor transfer agent of SpinCo; and

“Warrant” means a warrant to be issued to each Seller, substantially in the form attached to the Agreement as Schedule 1.1(c), provided that if the Warrant is issued by the SpinCo it shall (a) incorporate the applicable language indicated in Schedule 1.1(c) including the “blocker” provisions if requested by Sellers at Closing and (b) be modified, to the extent reasonably necessary, to comply with Applicable Securities Laws and the TSX or TSX-V, as applicable, provided that the parties shall agree to all such modifications prior to their being made, each acting reasonably.

1.2	Use of Canadian Entity for SpinCo

Each of the parties acknowledge and agree as follows:

(a)       Sellers agree that Premier is permitted to transfer Purchaser to SpinCo immediately prior to the Closing Date in connection with the Spin-Out;

(b)       References in the Agreement and this Amendment to a “party” and “the parties” shall include SpinCo;

(c)       Section 2.3(a) is hereby amended to replace “Purchaser Shares” with “SpinCo Shares”, such that Payment Shares shall consist of Premier Shares or SpinCo Shares, as applicable;

(d)       If at the Closing Date, SpinCo is a “foreign private issuer” then Sellers make the representations and warranties set forth in Section 4.19(a), otherwise Sellers make the representations and warranties set forth in Section 4.19(b);

(e)       Sections 5.8(a) through (c), inclusive, are hereby amended to replace references to “Purchaser” with “SpinCo”;

(f)       Section 6.13 is hereby amended to replace references to “Purchaser” with “Purchaser and SpinCo”;

(g)       Section 6.14 is hereby amended and restated as follows: “Purchaser Parties shall conduct (i) the Spin-Out, and (ii) any financing conducted by SpinCo prior to or concurrent with the Closing Date whereby SpinCo Shares are offered in a capital raising transaction pursuant to a public offering or Private Placement in compliance with Applicable Securities Laws in all material respects.”;

(h)       Section 6.10 is hereby deleted in its entirety and replaced with the provisions set out in Schedule A hereto, and the related definitions which relate solely to the former Section

6.10 are hereby deleted; and

(i)       References to the Spin-Out structure in the Agreement are deemed to be amended to reflect the updated structure for the Spin-Out, mutadis mutandis.

1.3	Modification in Termination Fee; Deposit

(a)       Section 7.2(a) of the Agreement is hereby amended to increase the Termination Fee from $1,500,000 to $2,250,000;

(b)	Purchaser shall deposit with Sellers, at the account designated by the Sellers,

(i) the amount of the Termination Fee ($2,250,000) no later than November 30, 2020 (the “First Deposit”), and (ii) the amount of $20,750,000 no later than five (5) Business Days following shareholder approval of the Spin-Out at the Premier Shareholder Meeting (the “Second Deposit” together with the First Deposit, the “Deposit”), such that the total amount of the Deposit is $23,000,000;

(c)       At Closing, the Deposit shall be applied to the Closing Date Payment; provided however, that if the Sellers have not delivered the certificates described in Section 6.7(f) of the Agreement such that withholding may be required, then Sellers agree to return to the Purchaser Parties the amount of any required withholding such that Purchaser Parties may satisfy the required withholding tax payments as provided in Section 2.2(b) of the Agreement;

(d)       If a Termination Fee Event (as defined in Section 7.2(a) of the Agreement) occurs, the First Deposit shall be applied to the Termination Fee owed to the Sellers, and, the Second Deposit (if it has been deposited at the time of the Termination Fee Event) shall be returned no later than three Business Days after the Termination Fee Event in immediately available funds by wire transfer to an account specified by the Purchaser;

(e)       If a Reverse Termination Fee Event (as defined in Section 7.2(c) of the Agreement) occurs, the Reverse Termination Fee plus the full amount of the First Deposit, and the Second Deposit if it has been deposited at the time of the Reverse Termination Fee Event, shall be paid in accordance with Section 7.2(c) of the Agreement;

(f)       The last sentence of Section 7.2(c) of the Agreement, is amended and restated as follows: “The Reverse Termination Fee plus the amount of the First Deposit, and the Second Deposit if it has been deposited at the time of the Reverse Termination Fee Event, shall be paid no later than three Business Days after the Reverse Termination Fee Event in immediately available funds by wire transfer to an account specified by the Purchaser.”; and

(g)       If the Agreement is terminated without the occurrence of a Termination Fee Event or Reverse Termination Fee Event, the First Deposit, and the Second Deposit if it has been deposited at the time of the termination, shall be returned no later than three Business Days after the earlier of April 30th or the termination of the Agreement in immediately available funds by wire transfer to an account specified by the Purchaser.

1.4	Additional Covenant

Premier shall use its reasonable best efforts to hold the Premier Shareholders Meeting as soon as reasonably practicable.

1.5	Effectiveness; Miscellaneous

(a)       This Amendment will be deemed effective as of the date first written above. Except as expressly provided in this Amendment, all of the terms and provisions of the Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties. Without limiting the generality of the foregoing, the amendment contained herein will not be construed as an amendment to or waiver of any other provision of the Agreement or as a waiver of or consent to any further or future action on the part of either Seller or Purchaser Parties that would require the waiver or consent of the other party. On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import will mean and be a reference to the Agreement as amended by this Amendment.

(b)       Sections 8.1 through 8.8 of the Agreement are hereby incorporated into this Amendment by reference.

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IN WITNESS WHEREOF this Amendment has been executed by the parties on the date first above written.

WATERTON NEVADA SPLITTER, LLC

by (Signed) "Isser Elishis"
Name: Isser Elishis

Title: Authorized Signatory

WATERTON NEVADA SPLITTER II, LLC

by (Signed) "Richard Wells"
Name: Richard Wells

Title: Authorized Signatory

PREMIER GOLD MINES USA, INC.

by (Signed) "Ewan Downie"
Name: Ewan Downie

Title: President

I-80 GOLD CORP.

by (Signed) "Ewan Downie"
Name: Ewan Downie

Title: President

PREMIER GOLD MINES LIMITED

by (Signed) "Ewan Downie"
Name: Ewan Downie

Title:	President and Chief Executive Officer

Signature Page - Amendment No. 1 to Membership Interests Purchase Agreement

SCHEDULE A

6.10	Registration Rights

6.10.1	Defined Terms

The following terms shall have the respective meanings set below for purposes of this Section 6.10:

“beneficial ownership” of SpinCo by the Sellers means ownership calculated as a percentage, the numerator of which shall be the aggregate number of Common Shares beneficially owned or controlled by the Sellers and their affiliates and the denominator of which shall be the aggregate number of issued and outstanding Common Shares (calculated, for certainty, on a non-diluted basis, unless specified otherwise).

“Board” means the board of directors of SpinCo as constituted from time to time;

“Bought Deal” means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has contracted to purchase securities of SpinCo pursuant to a “bought deal” letter prior to the filing of a prospectus or prospectus supplement in respect of such offering;

“Common Shares” means common shares in the capital of SpinCo;

“Distribution” means a distribution or sale of Common Shares to the public for cash by means of a prospectus under Applicable Securities Laws, and the terms “Distribute” and “Distributed” shall have corresponding meanings;

“Private Placement” means an offering of Common Shares for cash by SpinCo which is conducted under an exemption from the prospectus requirements of Applicable Securities Laws;

“Registration Expenses” means all out-of-pocket expenses incident to the parties’ performance of, or compliance with, this Agreement in connection with a Distribution or Private Placement, as applicable, including all registration and filing fees, all fees and expenses of complying with Applicable Securities Laws, all printing expenses, all “road show” and marketing expenses, all listing fees, all registrars’, depositaries’ and transfer agents’ fees, the fees and disbursements of counsel for SpinCo and any underwriters (other than those paid by the underwriters), and of SpinCo’s independent public accountants, including the expenses of any special audits and/or “comfort” letters required by or incidental to such performance and compliance, but excluding Selling Expenses; and

“Selling Expenses” means all underwriting commissions, discounts or brokers’ commissions incurred in connection with a Distribution or Private Placement of Common Shares.

6.10.2	Demand Registration Rights

(a)       Subject to Section 6.10.2(c), at any time following the date that is four months after the closing of the Spin-Out, upon the written request (a “Demand Notice”) of the Sellers made at

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any time and from time to time, SpinCo will use commercially reasonable efforts, subject to complying with Applicable Securities Laws and applicable stock exchange requirements (and SpinCo will use reasonable best efforts to comply with such laws and requirements), to file such documents and take such other steps as may be necessary under Applicable Securities Laws to qualify for Distribution all or any whole number of Common Shares held by the Sellers (the Common Shares subject to a Demand Notice, the “Qualifying Securities”). SpinCo and the Sellers shall cooperate in a timely manner and in accordance with the procedures set forth in Appendix A hereto in connection with each such Distribution (a “Demand Registration”).

(b)       After receipt of a Demand Notice referred to in Section 6.10.2(a), SpinCo shall have five Business Days (or three Business Days in the context of a Bought Deal) to determine whether it wishes to Distribute Common Shares from treasury under the prospectus prepared in connection with such Demand Registration by giving written notice to the Sellers, specifying the number of Common Shares it wishes to Distribute, provided that if the lead underwriter or underwriters, acting in good faith, advises the Sellers in writing that, in its or their judgment, the inclusion of the Common Shares to be Distributed by SpinCo in the Demand Registration should be limited (i) due to market conditions, or (ii) because the number of Common Shares proposed to be distributed by SpinCo is likely to have a material adverse effect on the successful marketing of the Qualifying Securities (including the price range acceptable to the Sellers), then the maximum number of Common Shares that the lead underwriter advises or lead underwriters advise should be Distributed will be allocated as follows: (1) first, to the number of Qualifying Securities; and (2) second, to the number of Common Shares to be Distributed by SpinCo, if any, that may be accommodated in such Distribution.

(c)       Notwithstanding Section 6.10.2(a), SpinCo will not be obligated to effect a Demand Registration:

(i)	within a period of twelve months after the date of completion of a previous Demand Registration;

(ii)	other than in a province or territory of Canada, except Quebec;

(iii)	before the 90th day following the date on which (A) a receipt was issued to SpinCo with respect to any final prospectus (other than a base-shelf prospectus) filed by SpinCo in a jurisdiction of Canada to qualify the issuance of Common Shares or (B) a registration statement (other than in respect of a shelf offering) filed by SpinCo with the U.S. Securities and Exchange Commission to qualify the offering of Common Shares became effective;

(iv)	in the case of a Bought Deal, unless SpinCo is provided at least two Business Days’ prior notice that the Sellers are entering into a Bought Deal commitment; or

(v)	in the event that the Board determines in good faith that there is a Valid Business Reason (as defined below) and that it is, therefore, in the best interests of SpinCo to defer the filing of a prospectus at such time, in which case SpinCo’s obligations under this Section 6.10.2 will be deferred until the earlier of: (A) five Business Days after the date that such Valid Business Reason ceases to exist; and (B) the expiry of a period of not more than 90 days from the date of receipt of the Demand Notice; provided that such right of deferral may not be exercised more than once in any 12-month period.

For purposes of this Section 6.10.2(c), “Valid Business Reason” means a determination that the effect of the filing of a prospectus would materially delay or prevent, or materially interfere with:

(I)	the ability of SpinCo to complete any offering (on a public or Private Placement basis) of any debt, equity or other securities in connection with SpinCo’s capital raising activities;

(II)	any transaction with senior lenders of SpinCo in respect of a senior secured loan or the establishment of any senior credit facility; or

(III)	a pending or proposed transaction that is material to SpinCo or negotiations, discussions or pending proposals with respect thereto;

provided that SpinCo will give written notice to the Sellers of its determination to defer filing, and of the fact that the Valid Business Reason for such deferral no longer exists, in each case, promptly after the determination thereof. If at any time prior to receiving written notice that a Valid Business Reason for a deferral no longer exists, the Sellers advise SpinCo in writing that they have determined to withdraw such request for a Demand Registration, then such Demand Registration and the request therefor will be deemed to be withdrawn and such request will be deemed not to have been given for purposes of determining whether the Sellers have exercised their right to a Demand Registration pursuant to this Section 6.10.2.

(d)	Any Demand Notice pursuant to Section 6.10.2(a) shall:

(i)	specify the number of Common Shares which the Sellers intend to Distribute;

(ii)	set out in reasonable detail the terms of the proposed Distribution, including for greater certainty the proposed price per Qualifying Security, underwriters’ commission (if any) and over-allotment option particulars (if any);

(iii)	subject to Section 6.10.2(e), identify the underwriter or underwriters with whom the Sellers have contracted in respect of the proposed Distribution;

(iv)	describe the proposed plan of Distribution, including the nature or methods of the proposed offer and sale thereof and the provinces and territories of Canada in which such offer shall be made;

(iii)	contain an undertaking of the Sellers to provide all such information regarding its holdings and the proposed manner of Distribution thereof as may be reasonably required in order to permit SpinCo to comply with all Applicable Securities Laws;

(iv)	specify whether such offer and sale shall be made by an underwritten public offering; and

(v)	be carried out in accordance with the procedures set forth in Appendix A.

(e)       In the case of a public offering initiated pursuant to this Section 6.10.2, the Sellers shall have the right to select the managing underwriter or agent or underwriters or agents of such Qualifying Securities. The Sellers shall consult with SpinCo with respect to any other underwriters or agents that Spinco desires to include as members of the syndicate formed for the purpose of the Demand Registration and shall use commercially reasonable efforts to include such underwriters or agents in such syndicate.

(f)       Notwithstanding anything to the contrary contained herein, a Demand Registration will not be considered as having been effected until a receipt has been issued for a final prospectus by the Canadian Securities Regulatory Authorities or a prospectus supplement to a base shelf prospectus has been filed with the Canadian Securities Regulatory Authorities in accordance with National Instrument 44-102 - Shelf Distributions, in each case, pursuant to which the Qualifying Securities are to be sold; and provided further that at any time prior to the issuance of such a receipt or filing of such a prospectus supplement, the Sellers may withdraw their request for Demand Registration by advising SpinCo in writing that they have determined to withdraw such request, in which case (i) such Demand Registration and the request therefor will be deemed to be withdrawn, and (ii) such request will be deemed not to have been given for purposes of determining whether the Sellers have exercised their right to a Demand Registration pursuant to this Section 6.10.2, provided that this provision shall only apply to one such withdrawal in a calendar year and, thereafter, subsequent withdrawals in such calendar year will count as an exercise of the Demand Registration right.

(g)       The provisions of this Section 6.10.2 shall apply if at the time of the Demand Notice the Sellers beneficially own in aggregate at least 20% of the Common Shares.

6.10.3	Piggy-Back Registration Rights

(a)       If SpinCo proposes to make a Distribution, other than by way of a Bought Deal, SpinCo will give the Sellers no less than five Business Days’ prior written notice of the proposed Distribution, including proposed pricing, if known. Upon the written request of the Sellers given within three Business Days after receipt of the notice of the proposed Distribution from SpinCo, subject to Section 6.10.3(c), SpinCo will use commercially reasonable efforts to, in conjunction with the proposed Distribution, cause to be qualified in such offering the applicable number of Common Shares of the Sellers in accordance with the procedures set forth in Appendix A (a “Piggy-Back Registration”), provided that if the lead underwriter or underwriters, acting in good faith, advises SpinCo in writing that, in its or their judgment, the inclusion of the Common Shares to be Distributed by the Sellers in the Demand Registration should be limited (i) due to market conditions, or (ii) because the number of Common Shares proposed to be distributed is likely to have a material adverse effect on the successful marketing of the Distribution (including the price range acceptable to SpinCo), then the maximum number of Common Shares that the lead underwriter advises or lead underwriters advise should be Distributed will be allocated as follows: (1) first, to the number of Common Shares to be Distributed by SpinCo; and (2) second, to the number of Common Shares to be Distributed by the Sellers, if any, that may be accommodated in such Distribution.

(b)       If the proposed Distribution is not completed within 90 days of a notice of a Piggy-Back Registration, the related notice of a Piggy-Back Registration delivered by the Sellers hereunder shall be deemed to be withdrawn.

(c)       If SpinCo is proposing to undertake a Bought Deal, SpinCo shall give such notice to the Sellers, including anticipated pricing, as soon as possible in the circumstances given the speed and urgency under which Bought Deals are conducted. The Sellers shall have one clear Business Day from the date SpinCo advises it of such proposed Bought Deal to notify SpinCo of the number of Common Shares that the Sellers request to be included in such Bought Deal. SpinCo shall use commercially reasonable efforts to cause to be qualified in such Bought Deal the applicable number of Common Shares of the Sellers in accordance with the procedures set forth in Appendix A, provided that if the lead underwriter or underwriters, acting in good faith, advises SpinCo in writing that, in its or their judgment, the inclusion of the Common Shares to be Distributed by the Sellers in the Bought Deal should be limited (i) due to market conditions, or (ii) because the number of Common Shares proposed to be distributed is likely to have a material adverse effect on the successful marketing of the Bought Deal (including the price range acceptable to SpinCo), then the maximum number of Common Shares that the lead underwriter advises or lead underwriters advise should be Distributed will be allocated as follows: (1) first, to the number of Common Shares to be Distributed by SpinCo; and (2) second, to the number of Common Shares to be Distributed by the Sellers, if any, that may be accommodated in such Bought Deal.

(d)       SpinCo shall consult with the Sellers with respect to any other underwriters or agents that the Sellers desire to include as members of the syndicate formed pursuant to an offering or Bought Deal in respect of which the Sellers have exercised a Piggy-Back Registration right under Section 6.10.3(a) or 6.10.3(c), and shall use commercially reasonable efforts to include such underwriters or agents in such syndicate.

(e)       The provisions of this Section 6.10.3 shall apply if at the time of the proposed Distribution the Sellers beneficially own in aggregate at least 20% of the Common Shares.

APPENDIX A

Registration Rights Procedures

1.	Registration Procedures

Whenever SpinCo is under an obligation pursuant to the provisions of this Agreement to effect the qualification of Common Shares in connection with a Distribution of any Common Shares (in this Appendix A, the “Qualifying Securities”) on behalf of the Sellers:

(a)	SpinCo shall prepare and file as expeditiously as practicable (and, in any event, not later than 45 days after the receipt of a Demand Notice in the case of a Distribution other than by way of a Bought Deal) with the applicable Canadian Securities Regulatory Authorities all documents reasonably necessary, including, if required, a short form prospectus and any amendment or supplement thereto or a prospectus supplement to a short form base shelf prospectus, to qualify for Distribution the Qualifying Securities and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those customary undertakings and commitments as may be reasonably required by any Canadian Securities Regulatory Authority, all as may be necessary to permit the Distribution of the Qualifying Securities in compliance with all Applicable Securities Laws. The Sellers shall comply with all requirements applicable to a selling securityholder with respect to such prospectus or prospectus supplement under Applicable Securities Laws, including but not limited to, if required under Applicable Securities Laws, executing a certificate of the selling securityholder under Section 5.13 of National Instrument 41-101 - General Prospectus Requirements. Notwithstanding the foregoing, in the event the Distribution is to be made pursuant to a Bought Deal in accordance with this Agreement, SpinCo shall attend to such preparations and filings as soon as is practical in the circumstances taking into account the speed and urgency under which Bought Deals are conducted;

(b)	prior to the filing of a prospectus or prospectus supplement and up to the date of completion of the Distribution of the Qualifying Securities, SpinCo shall permit the Sellers to review and participate in the preparation of the prospectus and any related offering materials or filings and shall allow the Sellers and any underwriters or agents involved to conduct any due diligence investigations reasonably requested, provided, however, that the Sellers shall not have any right to approve the content of the prospectus or related offering material (other than content relating to or describing the Sellers or their respective affiliates);

(c)	during the period from the date of initiation of the Distribution and up to the date of completion of the Distribution of the Qualifying Securities, SpinCo shall promptly notify the Sellers in writing of:

(i)	any filing made by SpinCo of information relating to the Distribution with any Canadian Securities Regulatory Authority and any correspondence with any Canadian Securities Regulatory Authority regarding the Distribution;

(ii)	any material change within the meaning of Applicable Securities Laws with respect to the Common Shares;

(iii)	any material fact within the meaning of Applicable Securities Laws which has arisen or has been discovered and would have been required to have been stated in the prospectus or any related offering materials or filings had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)	any change in any material fact within the meaning of Applicable Securities Laws (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the prospectus or any related offering materials or filings which fact or change is, or may be, of such a nature as to render any statement in any such document misleading or untrue in any material respect or which would result in a misrepresentation within the meaning of Applicable Securities Laws in any such document, or which would result in any such document not complying with Applicable Securities Laws;

(d)	during the period from the date of initiation of the Distribution to the date of completion of the Distribution of the Qualifying Securities, the Sellers shall promptly notify SpinCo in writing of:

(i)	any filing made by the Sellers of information relating to the Distribution with any Canadian Securities Regulatory Authority and any correspondence with any Canadian Securities Regulatory Authority regarding the Distribution;

(ii)	any material fact, within the meaning of Applicable Securities Laws, in respect of the Sellers which has arisen or has been discovered and would have been required to have been stated in the prospectus or any related offering materials or filings had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii)	any change in any material fact, within the meaning of Applicable Securities Laws, (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact), in respect of the Sellers, contained in the prospectus or any related offering materials or filings which fact or change is, or may be, of such a nature as to render any statement in any such document misleading or untrue in any material respect or which would result in a misrepresentation within the meaning of Applicable Securities Laws in any such document, or which would result in any such document not complying with Applicable Securities Laws;

(e)	SpinCo and the Sellers shall in good faith discuss any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under Section 1(c) or Section 1(d) of this Appendix A;

(f)	promptly, and in any event within any applicable time limitation, SpinCo shall comply with all applicable filings and other requirements under Applicable Securities Laws as a result of a material change, the discovery of a material fact or the change in a material fact referred to under Section 1(c) or 1(d) of this Schedule A, provided that SpinCo shall not file any amendment to the prospectus or other document without first complying with its obligations in Section 1(c) of this Appendix A;

(g)	SpinCo shall furnish to the Sellers such number of copies of any preliminary prospectus, prospectus and any supplements or amendments thereto, any documents incorporated by reference in such prospectus and such other documents as the Sellers may reasonably request in order to facilitate the Distribution of the Qualifying Securities;

(h)	if an underwritten public offering is contemplated, SpinCo shall execute and perform the obligations under an underwriting agreement in a form reasonably satisfactory to the Sellers containing customary representations, warranties and indemnities (or contribution covenants) for the benefit of both the Sellers and the underwriter(s) and providing for the delivery of customary documents;

(i)	subject to Applicable Securities Laws, SpinCo shall keep the prospectus effective until the Sellers have completed the sale of Common Shares under the prospectus, but no longer than 42 days from the date of the prospectus, provided that the Sellers use commercially reasonable efforts to complete such sale as soon as reasonably practicable;

(j)	SpinCo shall use commercially reasonable efforts to promptly furnish to the underwriter(s) involved in the Distribution all documents and information as they may reasonably request;

(k)	SpinCo shall promptly take such other customary actions and execute and deliver such other customary documents as may be reasonably necessary to give full effect to the rights of the Sellers under this Agreement;

(l)	to the extent reasonably requested by the underwriters, SpinCo and its management shall use commercially reasonable efforts to assist in the marketing of the securities being offered, including to ensure the attendance and participation of senior officers of SpinCo in customary “road shows”;

(m)	SpinCo shall use its commercially reasonable efforts to list the Qualifying Securities on each securities exchange or quotation system on which Common Shares are then listed or quoted, if such Common Shares are not already so listed and quoted;

(n)	SpinCo shall use commercially reasonable efforts to prevent the issuance of any cease trading order suspending the use of any prospectus and, if any such order is issued, to promptly obtain the withdrawal of any such order; and

(o)	SpinCo shall use its commercially reasonable efforts to furnish, at the request of the Sellers, on the date that such Common Shares are delivered to the underwriters for sale in connection with the Distribution:

(i)	an opinion, dated such date, of SpinCo’s counsel for the purposes of such Distribution, in form and substance as is customarily given to selling shareholders in an underwritten public offering, addressed to the Sellers; and

(ii)	a letter, dated such date, from SpinCo’s auditors, in form and substance as is customarily given by auditors to underwriters in an underwritten public offering, addressed to the Sellers and the underwriters, if any.

2.	Rights and Obligations of the Sellers

The Sellers will furnish to SpinCo such information and execute such documents regarding the Qualifying Securities and the intended method of disposition thereof as SpinCo may reasonably request in order to effect the requested qualification for sale or other disposition in accordance with this Agreement and Applicable Securities Laws. If an underwritten public offering is contemplated, the Sellers shall execute an underwriting agreement in a form reasonably satisfactory to the Sellers and SpinCo containing customary representations, warranties and indemnities (and contribution covenants) for the benefit of the underwriters, the Sellers and SpinCo; provided that the obligation to indemnify set out in such underwriting agreement shall be limited in amount to the gross proceeds received by the Sellers from the sale of Qualifying Securities pursuant to such Distribution. The Sellers will have the right to withdraw from a proposed underwritten public offering at any time prior to the signing of a binding agreement, without incurring any obligation to SpinCo or any proposed underwriter, except as set forth below. The Sellers shall have no obligation to assist in the marketing of the securities being offered, or to attend or participate in any “road shows”.

3.	Expenses of Registration

(a)	Subject to Sections 3(b) and (c) of this Appendix A, all Registration Expenses incurred in respect of a Demand Registration in which no securities are issuable from treasury of SpinCo shall be borne by the Sellers, provided that in all cases SpinCo shall bear the fees and expenses of its counsel.

(b)	Subject to Section 3(c) of this Appendix A, Registration Expenses incurred in respect of a Demand Registration in which securities are issuable from treasury of SpinCo or in respect of a Piggy-Back Registration shall be borne by SpinCo and the Sellers in proportion to the proceeds received by (or, in the case of a Distribution that is not completed, the proposed allocation of the Distribution) each pursuant to such Demand Registration, Piggy-Back Registration, as applicable.

(c)	If a Distribution is not completed solely as a result of a default by SpinCo under this Agreement or under an underwriting agreement or other enforceable agreement with the underwriters in respect of the Distribution, all Registration Expenses shall be borne by SpinCo. If a Distribution is not completed solely as a result of a default by the Sellers under this Agreement or under an underwriting agreement or other enforceable agreement with the underwriters in respect of the Distribution, all Registration Expenses shall be borne by the Sellers.

(d)	Selling Expenses, if any, shall in all cases be borne by SpinCo and the Sellers pro rata in respect of the Common Shares being Distributed by SpinCo and the Sellers, respectively.

(e)	In all cases, notwithstanding anything in this Appendix A to this Agreement, all fees and expenses of legal counsel to the Sellers shall be borne and paid by the Sellers.

4.	Indemnification

(a)	SpinCo will indemnify the Sellers, Waterton Global Resource Management, Inc. and each of their respective officers, employees, directors and agents, with respect to a registration which has been effected pursuant to this Agreement against all expenses, claims, losses, damages or liabilities (or actions in respect thereof) including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or any amendment or supplement thereto, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or any violation or alleged violation by SpinCo of Applicable Securities Laws in connection with any such registration, and SpinCo will reimburse the Sellers, Waterton Global Resource Management, Inc. and each of their respective officers, employees, directors, and agents for any reasonable legal and any other expenses incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, provided that SpinCo will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on (1) any untrue statement or omission or alleged untrue statement or omission in any information relating solely to the Sellers or the underwriter(s), which information has been provided to SpinCo in writing by the Sellers or the underwriter(s), respectively, contained in such prospectus, or any amendment or supplement thereto, or (2) the fraud, gross negligence or wilful misconduct of the Sellers; and provided, further, that SpinCo will not be liable with respect to any loss, claim, damage or liability with respect to any Person who purchased Qualifying Securities and to whom there was not sent or who was not given a copy of any amended, supplemented or final prospectus, as applicable, with respect to such Qualifying Securities, if (i) such loss, claim, damage or liability results from an untrue statement or an omission or alleged untrue statement or omission contained in any preliminary or other prospectus that was corrected in such amended, supplemented or final prospectus and (ii) SpinCo had previously furnished copies of such amended, supplemented or final prospectus to the Sellers or the underwriters for the Sellers

(b)	The Sellers will, if Qualifying Securities held by the Sellers are included in the securities as to which such registration is being effected, indemnify SpinCo, each of its directors and officers, and each underwriter, if any, of SpinCo’s securities covered by such a registration, against all expenses, claims, losses, damages and liabilities or actions in respect thereof, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or any amendment or supplement thereto or based on any omission (or alleged omission) to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or any violation or alleged violation by the Sellers of Applicable Securities Laws in connection with any such registration and the Sellers will reimburse SpinCo, such directors, officers, employees, agents and such underwriters for any reasonable legal and any other expenses incurred in connection with investigating, preparing for or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission in any information relating solely to the Sellers contained in such prospectus, or any amendment or supplement thereto, made in reliance upon and in conformity with written information furnished to SpinCo by the Sellers for use therein; provided, however, that the liability of the Sellers for indemnification under this Section 4(b) will not exceed the net proceeds from the offering actually received by the Sellers.

(c)	Each party entitled to indemnification under this Section 4 (the “Indemnified Party”) will give written notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who will conduct the defense of such claim or litigation, will be approved by the Indemnified Party (whose approval will not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Indemnified Party to give notice as provided herein will not relieve the Indemnifying Party of its obligations under this Section 4 unless the failure to give such notice is materially prejudicial to an Indemnifying Party’s ability to defend such action. An Indemnified Party will have the right to retain its own counsel, with fees and expenses for only one such counsel to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between such Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation, will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnified Party shall settle any claim or litigation resulting therefrom without the prior written consent of the Indemnifying Party, not to be unreasonably withheld.

(d)	If the indemnification provided for in this Section 4 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, will contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations, provided, however, that the liability of the Sellers under this Subsection 4(d) will not exceed the net proceeds from the offering received by the Sellers. The relative fault of the Indemnifying Party and of the Indemnified Party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent with respect to, knowledge regarding and opportunity to correct, such information.

(e)	Notwithstanding the foregoing, the provisions regarding indemnification and contribution contained in an underwriting agreement entered into in connection with the underwritten public offering will supersede the foregoing provisions and the sections regarding indemnification and contribution contained herein shall not apply to any offering for which the parties have entered into a binding underwriting agreement.